Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

January 21, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andri Carpenter, John Cash and Jay Ingram

Re:	DiamondHead Holdings Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-251961)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Eastern Time, on January 25, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that we expect to distribute approximately 2250 copies of the preliminary prospectus dated January 15, 2021 (the “Preliminary Prospectus”) as of the date hereof to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]